COMMENTS RECEIVED ON 08/22/2018

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund

POST-EFFECTIVE AMENDMENT NO. 116

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Floating Rate High Income Fund, Fidelity Advisor High Income Advantage Fund, Fidelity Advisor High Income Fund

POST-EFFECTIVE AMENDMENT NO. 214

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

Fidelity Advisor Limited Term Bond Fund, Fidelity Advisor Mortgage Securities Fund, Fidelity Advisor Strategic Income Fund

POST-EFFECTIVE AMENDMENT NO. 147 & 149

FIDELITY ADVISOR SERIES VII (File Nos. 002-67004 and 811-03010)

Fidelity Advisor Biotechnology Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Financial Services Fund, Fidelity Advisor Health Care Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Semiconductors Fund, Fidelity Advisor Technology Fund, Fidelity Advisor Utilities Fund, Fidelity Advisor Real Estate Fund, Fidelity Advisor Global Real Estate Fund

POST-EFFECTIVE AMENDMENT NO. 79

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86771 and 811-03855)

Fidelity Advisor Emerging Asia Fund, Fidelity Advisor Global Equity Income Fund

POST-EFFECTIVE AMENDMENT NO. 140

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)

Fidelity California Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 75

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)

Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%

POST-EFFECTIVE AMENDMENT NO. 133

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Advisor Event Driven Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 106

FIDELITY FINANCIAL TRUST (File Nos. 002-79910 and 811-03587)

Fidelity Convertible Securities Fund

POST-EFFECTIVE AMENDMENT NO. 72

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity Government Income Fund

POST-EFFECTIVE AMENDMENT NO. 131

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Emerging Markets Discovery Fund, Fidelity Europe Fund, Fidelity International Small Cap Fund, Fidelity International Small Cap Opportunities Fund, Fidelity International Value Fund, Fidelity Japan Fund, Fidelity Latin America Fund, Fidelity Total Emerging Markets Fund, Fidelity Worldwide Fund, Fidelity Global Commodity Stock Fund

POST-EFFECTIVE AMENDMENT NO. 169

FIDELITY MUNICIPAL TRUST (File Nos. 002-55725 and 811-02628)

Fidelity Limited Term Municipal Income Fund, Fidelity Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 133

FIDELITY NEW YORK MUNICIPAL TRUST (File Nos. 002-83295 and 811-03723)

Fidelity New York Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 77

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Corporate Bond Fund, Fidelity Investment Grade Bond Fund, Fidelity Short-Term Bond Fund, Fidelity Strategic Real Return Fund, Fidelity Strategic Dividend & Income Fund

POST-EFFECTIVE AMENDMENT NO. 427

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

Fidelity Global Credit Fund, Fidelity Intermediate Municipal Income Fund, Fidelity Advisor Multi-Asset Income Fund

POST-EFFECTIVE AMENDMENT NO. 113

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Real Estate Income Fund, Fidelity Small Cap Value Fund

POST-EFFECTIVE AMENDMENT NO. 132

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Consumer Staples Portfolio, Gold Portfolio, Materials Portfolio, Telecommunications Portfolio, Fidelity International Real Estate Fund

POST-EFFECTIVE AMENDMENT NO. 139

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Short Duration High Income Fund

POST-EFFECTIVE AMENDMENT NO. 152

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2)

All applicable funds

“Fund Summary” (prospectus)

“Fee Table”

Example from Fidelity Short-Term Bond Fund:

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class Z of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [__]% (the Expense Cap). If at any time during the current fiscal year expenses for Class Z of the fund fall below the Expense Cap, FMR reserves the right to recoup prior reimbursed expenses up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [____]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff requests we clarify in each footnote how long the recoupment period is.

R:        We have updated the footnote as follows (new disclosure underlined):

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class Z of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [__]% (the Expense Cap). If at any time during the current fiscal year expenses for Class Z of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year prior reimbursed expenses up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [____]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

3)

All applicable funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff would like confirmation that the contractual arrangement discussed in each footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement. Disclosure will be updated to include the termination date of the arrangement in the b-filing for the fund. There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by the adviser pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by the adviser at any time).

4)

Fidelity Government Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating assets across different market sectors and maturities.”

C:

The Staff requests we disclose the maturity policy for the fund.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

5)

Fidelity Government Income Fund, Fidelity Global Credit Fund, Fidelity Intermediate Municipal Income Fund, Fidelity Advisor Global Equity Income Fund, Fidelity Consumer Staples Fund, Fidelity Real Estate Income Fund, Fidelity Small Cap Value Fund, Fidelity Convertible Securities Fund, Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Emerging Markets Discovery Fund, Fidelity Europe Fund, Fidelity International Small Cap Fund, Fidelity International Small Cap Opportunities Fund, Fidelity International Value Fund, Fidelity Japan Fund, Fidelity Latin America Fund, Fidelity Total Emerging Markets Fund, Fidelity Worldwide Fund, Fidelity Global Commodity Stock Fund, Fidelity Corporate Bond Fund, and Fidelity Investment Grade Bond Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

6)

Fidelity Advisor Freedom Income Fund

“Fund Summary” (prospectus)

“Investment Objective”

“The fund seeks high total return with a secondary objective of principal preservation.”

C:

The Staff requests we revise the fund’s investment objective to include income, since the fund’s name includes income.

R:

We believe the fund’s objective is appropriate and consistent with its name given the different types of underlying funds in which it invests. While the fund’s allocation emphasizes underlying bond and short−term funds with income−oriented objectives (approximately 79%), we note that the fund also invests in underlying equity funds (approximately 20%).  As such, the fund does not use “income” in its name to suggest a type of investment. Instead, like other lifecycle “income” funds, as described in

Question 9 in the Staff’s Q&A on Rule 35d-1, the fund places the greatest relative emphasis on achieving income among the other lifecycle funds in its respective product line. Because we believe the disclosure under the sub-heading “Principal Investment Strategies” in the “Fund

Summary” section appropriately discloses the fund’s principal investment strategies, we have not modified disclosure.

7)

 Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund

“Fund Summary” (prospectus)

“Fee Table”

 “The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was 21% of the average value of its portfolio.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs, such as commissions.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

8)

Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing primarily in a combination of Fidelity® domestic equity funds, international equity funds, bond funds, and short-term funds (underlying Fidelity® funds).”

C:

The Staff requests we describe the market cap policy of the underlying equity funds and the credit quality and maturity policies of the underlying equity funds.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific market capitalization range or in securities of a specific average credit quality or maturity dates, we respectfully decline to include this disclosure in the principal investment strategies section.

9)

Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in emerging markets securities, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. We note that emerging markets risk is disclosed under “Foreign Exposure” in the Fund Summary and Fund Basics sections of the prospectus.

10)

Fidelity Advisor Freedom Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we clarify where Fidelity Advisor Freedom Income Fund is on the “glide path” in the “Fund Summary” section.

R:

To avoid any confusion about Fidelity Advisor Freedom Income Fund’s asset allocation strategy, we will delete the glide path from the Fund Summary for the fund and modify the disclosure to clarify the fund’s allocation as follows:

• Allocating assets according to a stable neutral asset allocation (approximately 17% in domestic equity funds, 7% in international equity funds, 46% in bond funds, and 30% in short-term funds) ~~strategy shown in the glide path below~~. FMR Co., Inc. (the Adviser) may modify the fund’s neutral asset allocations from time to time when in the interests of shareholders. A revised asset allocation strategy for the fund is expected to take effect by the end of 2018, as illustrated in the following chart. On or about June 30, 2018, the Adviser will begin transitioning fund assets to achieve the desired allocations.

11)

Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.”

”Commodity-Linked Investing.  The value of commodities and commodity-linked investments may be affected by the performance of the overall commodities markets as well as weather, political, tax, and other regulatory and market developments. Commodity-linked investments may be more volatile and less liquid than the underlying commodity, instruments, or measures.”

C:

The Staff requests we disclose strategies for lower-quality debt securities and commodity-linked investing in the “Principal Investment Strategies” section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in lower quality debt securities or commodity-linked instruments, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

12)

Fidelity Advisor Freedom 2005 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“"Growth" Investing.  "Growth" stocks can perform differently from the market as a whole and other types of stocks and can be more volatile than other types of stocks.”

C:

The Staff request we add a strategy for growth investing in the “Principal Investment Strategies” section.

R:

The fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. The fund’s principal investment risks disclosure corresponds to the fund’s exposure to specific underlying funds as of a certain date. Because the fund does not have a principal investment strategy to invest directly in growth securities, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to the fund’s exposure to such instruments through underlying funds.

13)

Fidelity Advisor Freedom 2010 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Growth" Investing.  "Growth" stocks can perform differently from the market as a whole and other types of stocks and can be more volatile than other types of stocks.”

“Value" Investing.  "Value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.”

C:

The Staff request we add strategies for value investing and growth investing in the “Principal Investment Strategies” section.

R:

The fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. The fund’s principal investment risks disclosure corresponds to the fund’s exposure to specific underlying funds as of a certain date. Because the fund does not have a principal investment strategy to invest directly in growth or value securities, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to the fund’s exposure to such instruments through underlying funds.

14)

Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

For the following risks, the Staff requests we add a summary of the risks in  the “Fund Summary” section: Floating Rate Loan Trading, Foreign Currency Transactions, Geographic Concentration, Special Considerations regarding Canada, Subsidiary Risk, Correlation to Index, Hybrid and Preferred Securities Risk, Inflation-Protected Debt Exposure, and Small Cap Investing

R:

We believe that the risks disclosed under the “Principal Investment Risks” heading in each fund’s Fund Summary section appropriately summarize the principal investment risks for each fund based on each fund’s allocation to underlying funds.  Accordingly, we have not modified disclosure.

15)

Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation).”

C:

The Staff requests we add disclosure to the concentration policy to clarify if each fund will consider the concentration of its underlying investment companies when determining each fund’s compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, each fund will take such policy into account in connection with any investment in such underlying fund.

16)

Fidelity Global Credit Fund, Fidelity Advisor Global Equity Income Fund, Fidelity Commodity Stock Fund, and Fidelity Advisor Global Real Estate Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes that each fund’s name includes “global” and requests we expressly describe how each fund will invest its assets in investments tied economically to a number of countries throughout the world, per Investment Company Act Release No. 24828, footnote 42, dated January 17, 2001.

R:

We understand that the Staff takes the position that the term “global” connotes diversification among investments in a number of different countries throughout the world, and while the term “global” does not trigger application of Rule 35d−1, the Staff would expect funds using “global” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe each fund’s current disclosure, which provides that FMR invests the fund’s assets in securities issued throughout the world and normally allocates each fund’s investments across different countries and regions, is consistent with the Staff’s position. The number of different countries represented by a fund’s holdings may vary from time to time. We believe the funds’ policies are consistent with the Staff’s current position on the term “global” as set forth in the Name Test Rule Adopting Release and accordingly have not modified disclosure.

17)

Fidelity Global Credit Fund, Fidelity Advisor Multi-Asset Income Fund, Fidelity California Municipal Income Fund, Fidelity Advisor Global Equity Income Fund, Fidelity Advisor High Income Fund, Fidelity Real Estate Income Fund, Fidelity Limited Term Municipal Income Fund, Fidelity Municipal Income Fund, Fidelity Advisor Event Driven Opportunities Fund, Fidelity Convertible Securities Fund, Fidelity Corporate Bond Fund, Fidelity Investment Grade Bond Fund, Fidelity Short-Term Bond Fund, Fidelity Strategic Dividend & Income Fund, Fidelity New York Municipal Income Fund, Fidelity Advisor Mortgage Securities Fund, Fidelity Advisor Strategic Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the maturity policy for each fund.

R:

Each fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

18)

Fidelity Global Credit Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser may also invest a portion of the fund's assets in hybrid and preferred securities.”

C:

The Staff requests we explain what hybrids and synthetic securities are and that we add disclosure to principal investment strategies in the “Fund Summary” section.

R:

Although the fund may invest in hybrid and preferred securities, investments in such securities are not a principal investment strategy of the fund. As a result, the fund believes that the current disclosure is appropriate. In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of the fund’s principal investment strategy. We note, however, that additional disclosure regarding hybrid securities is contained in the fund’s Statement of Additional Information.

19)

Fidelity Global Credit Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

“Hybrid and Preferred Securities Risk. The risks of investing in hybrid and preferred securities reflect a combination of the risks of investing in securities, options, futures and currencies. An investment in a hybrid or preferred security may entail significant risks that are not associated with a similar investment in a traditional debt or equity security. The risks of a particular hybrid or preferred security will depend upon the terms of the instrument, but may include the possibility of significant changes in the value of any applicable reference instrument. Such risks may depend upon factors unrelated to the operations or credit quality of the issuer of the hybrid or preferred security. Hybrid and preferred securities are potentially more volatile and carry greater market and liquidity risks than traditional debt or equity securities. Also, the price of the hybrid or preferred security and any applicable reference instrument may not move in the same direction or at the same time.”

C:

The Staff requests that we add a Hybrid and Preferred Securities Risk to “Principal Investment Risks” in the “Fund Summary” section.

R:

Although the fund may invest in hybrid and preferred securities, investments in such securities are not a principal investment strategy of the fund. As a result, the fund believes that the current risk disclosure is appropriate.

20)

Fidelity Intermediate Municipal Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in investment-grade municipal securities whose interest is exempt from federal income tax.”

“The Adviser normally invests at least 80% of the fund's assets in municipal securities whose interest is exempt from federal income tax. The municipal securities in which the fund invests are normally investment-grade (those of medium and high quality). Although the Adviser does not currently intend to invest the fund's assets in municipal securities whose interest is subject to federal income tax, the Adviser may invest all of the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax.”

C:

The Staff notes that the fund’s 80% policy refers to investment-grade securities but the fund’s fundamental investment policy does not and requests that we address this inconsistency.

R:

The fund has adopted a fundamental policy under Section 8(b)(3)  of the Investment Company Act of 1940 (1940 Act) to invest at least 80% of its assets in “municipal securities whose interest is exempt from federal income tax.” As such, the fund’s fundamental investment policy is consistent with the requirements of Rule 35d-1(a)(4) of the 1940 Act for tax-exempt funds, which does not require that the fundamental policy of a tax-exempt fund also include other non-fundamental policies.  Therefore, while the fund is required to invest at least 80% of its assets in “investment grade” tax-exempt securities for purposes of its 80% test, only the tax-exempt portion of the fund’s 80% test is fundamental.

21)

All applicable funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Fidelity Advisor High Income Fund:

“In addition to the principal investment strategies discussed above, the Adviser may use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. The Adviser may invest the fund's assets in investment-grade debt securities by investing in other funds.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

The requested change has been made.

22)

Fidelity Intermediate Municipal Income Fund, Fidelity California Municipal Income Fund, Fidelity Limited Term Municipal Income Fund, Fidelity Municipal Income Fund, Fidelity Short Duration High Income Fund, Fidelity Asset Manager 85%, Fidelity New York Municipal Income Fund, Fidelity Advisor Strategic Income Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Fidelity Intermediate Municipal Income Fund:

“Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection).”

C:

The Staff notes that in the “Description of Principal Security Types” and the “Principal Investment Risks” sections derivatives are mentioned as a principal security type, but in the “Principal Investment Strategies” section derivatives are mentioned as a non‐principal investment strategy. The Staff requests we resolve this inconsistency.

R:

Notwithstanding that investing in derivatives is not a principal investment strategy of each fund, we believe it is appropriate to define this security type in the prospectus because each fund may invest in derivatives. Accordingly, we have not modified the disclosure.

23)

Fidelity Advisor Multi-Asset Income Fund, Fidelity Short Duration High Income Fund, Fidelity Strategic Dividend & Income Fund

“Fund Summary” (prospectus)

“Investment Objective”

From Fidelity Advisor Multi-Asset Income Fund:

“The fund seeks to provide a combination of income and capital appreciation.”

C:

The Staff requests we revise the objective to clarify that seeking capital appreciation is a secondary objective.

R:

Pursuant to Item 2 of Form N‐1A, we have disclosed each fund’s investment objective. The capital appreciation part of the investment objective is permissive, and allows the portfolio manager to invest for capital appreciation as opportunities may arise. We believe that such investments are consistent with each fund’s name and investment strategies.

24)

Fidelity Advisor Multi-Asset Income Fund, Fidelity Advisor Emerging Asia Fund, Fidelity Advisor Global Equity Income Fund, Fidelity Advisor High Income Fund, Fidelity Advisor High Income Advantage Fund, Consumer Staples Portfolio, Gold Portfolio, Materials Portfolio, Telecommunications Portfolio, Fidelity International Real Estate Fund, Fidelity Real Estate Income Fund, Fidelity Advisor Event Driven Opportunities Fund, Fidelity Short Duration High Income Fund, Fidelity Strategic Dividend & Income Fund, Fidelity Strategic Real Return Fund, Fidelity Advisor Global Real Estate Fund, Fidelity Advisor Strategic Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s market capitalization policy and any applicable corresponding risks.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

25)

Fidelity Advisor Multi-Asset Income Fund, Fidelity Advisor High Income Fund, Fidelity Advisor Floating Rate High Income Fund, Fidelity Advisor High Income Advantage Fund, Consumer Staples Portfolio, Gold Portfolio, Materials Portfolio, Telecommunications Portfolio, Fidelity International Real Estate Fund, Fidelity Real Estate Income Fund, Fidelity Advisor Event Driven Opportunities Fund, Fidelity Convertible Securities Fund, Fidelity Short Duration High Income Fund, Fidelity China Region Fund, Fidelity Emerging Markets Discovery Fund, Fidelity International Small Cap Fund, Fidelity International Small Cap Opportunities Fund, Fidelity International Value Fund, Fidelity Latin America Fund, Fidelity Total Emerging Markets Fund, Fidelity Worldwide Fund, Fidelity Global Commodity Stock Fund, Fidelity Corporate Bond Fund, Fidelity Strategic Dividend & Income Fund, Fidelity Asset Manager 20%, Fidelity Advisor Real Estate Fund, Fidelity Limited Term bond Fund, Fidelity Advisor Biotechnology Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Financial Services Fund, Fidelity Advisor Health Care Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Semiconductors Fund, Fidelity Advisor Technology Fund, Fidelity Advisor Utilities Fund, Fidelity Advisor Global Real Estate Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the funds may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the funds. As a result, the funds believe that the current strategy and risk disclosure is appropriate.

26)

Fidelity California Municipal Income Fund and Fidelity New York Municipal Income Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

From Fidelity California Municipal Income Fund:

“Geographic Concentration.  Unfavorable political or economic conditions within California can affect the credit quality of issuers located in that state.”

C:

The Staff requests that we provide specific risk of investing in either New York or California, as applicable.

R:

The disclosure at issue summarizes the risks potentially faced by a fund that concentrates its investments in a particular country or region, as compared with funds that are more geographically diverse. Additional disclosure about unique risks specific to California and New York is appropriately located in the “Investment Details” section under the heading, “Special Considerations regarding California” and "Special Considerations regarding New York."

27)

Fidelity Advisor Emerging Asia Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of Asian emerging market issuers and other investments that are tied economically to Asian emerging markets.”

C:

The Staff questioned how it is determined that an investment is tied economically to Asian emerging markets.

R:

The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, “Country or Geographic Region.” In the funds’ SAI, we also disclose the following information, which supplements the prospectus disclosure at issue:

Country or Geographic Region.  Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.

28)

Fidelity Advisor Emerging Asia Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of Asian emerging market issuers and other investments that are tied economically to Asian emerging markets.”

C:

The Staff requests we disclose the specific criteria the fund uses to determine that an investment is economically tied to an Asian emerging market country.

R:

The factors FMR considers to determine whether an investment is included within the fund’s 80% policy are disclosed in the fund’s prospectus under the heading “Country or Geographic Region” in the Fund Basics section and in the fund’s SAI, as excerpted below. We believe the existing disclosure is consistent with the requirements of Rule 35d‐1.

“Country or Geographic Region.  Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.”

29)

Fidelity Advisor Emerging Asia Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Geographic Concentration in Asia.  Because the fund concentrates its investments in Asia, the fund's performance is expected to be closely tied to social, political, and economic conditions within Asia and to be more volatile than the performance of more geographically diversified funds.”

C:

The Staff requests that we add a risk to investing in Asia.

R:

The disclosure at issue summarizes the risks potentially faced by a fund that concentrates its investments in a particular country or region, as compared with funds that are more geographically diverse. Additional disclosure about unique risks specific to Asia is appropriately located in the “Investment Details” section under the heading, “Special Considerations regarding Asia.”

30)

Fidelity Advisor Emerging Asia Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the fund concentrates in a specific country, the Staff asks that we disclose that in the strategy and risk sections.

R:

As disclosed in the fund’s prospectus, the fund invests in securities of “Asian emerging market issuers.” The fund does not have a principal investment strategy to concentrate investments in any particular country.  Therefore, we have not modified the disclosure. We believe the current risk disclosure under “Geographic Concentration in Asia” and “Special Considerations regarding Asia” is consistent with the fund’s investment strategy.

31)

Fidelity Advisor Emerging Asia Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in securities of Asian emerging market issuers and other investments that are tied economically to Asian emerging markets. Asian emerging market issuers are those issuers located in an Asian country with an emerging market. Asian countries with emerging markets include Hong Kong, India, Indonesia, Korea, Malaysia, Pakistan, the Philippines, the People's Republic of China, Singapore, Sri Lanka, Taiwan, Thailand, and Vietnam. The Adviser normally invests the fund's assets primarily in common stocks.”

C:

The Staff requests we clarify if this is an exhaustive list of countries or if there are other emerging markets countries that will be represented in the portfolio.

R:

The disclosure above is not intended to be an exhaustive list of countries in which the fund may invest, as evidenced by the word “include”, and is instead intended to provide examples of Asian emerging market countries. Pursuant to Rule 35d-1(a)(3) under the 1940 Act, the fund has disclosed the specific “criteria” it uses to select its investments.

32)

Fidelity Advisor Global Equity Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in securities issued throughout the world.”

C:

The Staff requests we explain if “throughout the world” includes the U.S. and, if so, requests we disclose that in the strategy above.

R:

We believe the fund’s current disclosure, which provides that FMR invests the fund’s assets in securities issued anywhere in the world and normally allocates the fund’s investments across different countries and regions, is consistent with the Staff’s position on the term “global.” Also, we direct the Staff to the more detailed description of the fund’s principal investment strategies in the “Investment Details” section, which states “The Adviser invests the fund’s assets in securities issued throughout the world, including the United States.” Accordingly, we have not modified disclosure.

33)

Fidelity Advisor Global Equity Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s value investing strategy in the Fund Summary section.

R:

The fund does not have a principal investment strategy to invest in value stocks.  As disclosed in the “Fund Basics” section, the fund’s emphasis on “above-average income-producing equity securities may lead to invests in large cap “value” stocks.  However, the Adviser is not constrained by any particular investment style.” (emphasis added) Accordingly, we have not modified the disclosure.

34)

Fidelity Advisor Floating Rate High Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose what percent of the fund will be invested in CLOs and add applicable risks.

R:

The fund does not hold any CLOs.

35)

Fidelity Advisor Floating Rate High Income Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

If the fund can invest in CLOs, the Staff requests we add a separate security type and corresponding risks.

R:

The fund does not hold any CLOs.

36)

Consumer Staples Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide examples of the types of industries included in consumer staples in the “Principal Investment Strategies” section.

R:

We believe the current disclosure satisfies the requirement of Item 4 of Form N-1A to disclose the fund’s principal investment strategies. General Instruction C. (3)(b) to Form N-1A permits a fund to include additional information in response to Item 9, and therefore we have included additional disclosure about particular industries or groups of industries, where appropriate, in the “Investment Details” section. In that section, we currently include the following for Consumer Staples Portfolio: “Consumer staples tend to be essential products whose demand remains stable over economic cycles, such as food, beverages, tobacco, and household and personal care products.”

37)

Consumer Staples Portfolio, Gold Portfolio, Fidelity Advisor Even Driven Opportunities, Fidelity New York Municipal Income Fund, Fidelity Advisor Real Estate Fund, Fidelity Advisor Biotechnology Fund, Fidelity Advisor Communications Equipment Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Financial Services Fund, Fidelity Advisor Health Care Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Semiconductors Fund, Fidelity Advisor Technology Fund, and Fidelity Advisor Utilities Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund.”

C:

The Staff requests we explain whether each fund is currently diversified or non-diversified. If the fund is currently diversified, add disclosure to this paragraph and explain to the Staff how long the fund has been diversified. The Staff also would like us to explain how the fund’s operation in violation of its designated sub-classification under Section 5 is consistent with the requirements of Section 8(b) (1) of the 1940 Act.

R:

Each fund is currently designated as non-diversified under Section 5(b)(2) of the Investment Company  Act of 1940. The fund believes that it operates consistent with Sections 8(b)(1) and 13(a)(1) of the act and Rule 13a-1 thereunder. Section 8(b)(1) requires a fund, among other things, to recite its sub- classification as diversified or non-diversified in its registration statement.  Section 13(a)(1) prohibits a diversified fund from becoming non-diversified, but not vice versa, without shareholder approval.

Rule 13a-1 provides that a fund may change its subclassification from diversified to non-diversified without shareholder approval provided that (i) the fund was registered as non-diversified (or, if not, legally became non-diversified at a later date); (ii) following registration and within three years prior  to the change from diversified to non-diversified, the fund became diversified; and (iii) at the time the fund became diversified, the fund’s registration statement did not state that the fund intended to become a diversified fund. Rule 13a-1 therefore recognizes that, notwithstanding a fund’s classification as non-diversified, it may operate as a diversified fund for a period of less than three years without requiring shareholder approval to operate as non-diversified thereafter. In this regard, diversification is unlike concentration, where a fund generally cannot reserve the freedom to concentrate or not concentrate.

In light of the Staff’s comment, each fund will update its disclosure as follows:

“In addition, the fund is ~~considered~~ classified as non-diversified under the Investment Company Act of 1940, which means that it has the ability to ~~and can~~ invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund.

38)

Gold Portfolio

“Fund Summary” (prospectus)

“Fee Table”

“The fund may invest in a wholly-owned subsidiary. The subsidiary has entered into a separate contract with Fidelity Management & Research Company (FMR), an affiliate of Fidelity SelectCo, LLC (SelectCo), the fund's investment adviser, for the management of its portfolio pursuant to which the subsidiary pays FMR a fee at an annual rate of 0.30% of its net assets. The subsidiary also pays certain other expenses including custody fees. SelectCo has contractually agreed to waive the fund's management fee in an amount equal to the management fee paid to FMR by the subsidiary. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, SelectCo, in its sole discretion, may discontinue the arrangement.”

C:

If waived fees may be recouped, the Staff requests we disclose that in the footnote, and, if so, provide the terms of recoupment.

R:

The waiver described in the footnote is not subject to recoupment and we have updated the footnote as follows:

“The fund may invest in a wholly-owned subsidiary. The subsidiary has entered into a separate contract with Fidelity Management & Research Company (FMR), an affiliate of Fidelity SelectCo, LLC (SelectCo), the fund's investment adviser, for the management of its portfolio pursuant to which the subsidiary pays FMR a fee at an annual rate of 0.30% of its net assets. The subsidiary also pays certain other expenses including custody fees. SelectCo has contractually agreed to waive the fund's management fee in an amount equal to the management fee paid to FMR by the subsidiary. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place, and neither SelectCo nor any of its affiliates retain the ability to be repaid with respect to this arrangement. If FMR's contract with the subsidiary is terminated, SelectCo, in its sole discretion, may discontinue the arrangement.”

39)

Telecommunications Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies principally engaged in the development, manufacture, or sale of communications services or communications equipment.”

C:

The Staff asserts that the disclosure should read “telecommunications services or telecommunications equipment” rather than “communications services or communications equipment.”

R:

The fund will take steps to implement this change in the future.

40)

Fidelity International Real Estate Fund and Fidelity Real Estate Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies principally engaged in the real estate industry and other real estate related investments.”

C:

The Staff requests we clarify that other real estate related investments have at least 50% of assets committed to or derive 50% of revenues or profits from the real estate industry.

R:

The disclosure on which the Staff has commented is intended to assist investors in understanding, in plain English, the types of companies and investments that may be considered “companies in the real estate industry and other real estate related investments.” It is not intended to provide a definitive or all-inclusive list. As disclosed in the fund’s SAI, for purposes of the fund’s policy to normally invest at least 80% of assets in companies principally engaged in the real estate industry and other real estate related investments, FMR considers whether a company has “at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate” or whether “a third party has given the company an industry or sector classification consistent with real estate.”

41)

Fidelity Real Estate Income Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff states that a recent review of this fund showed that it held approximately 15% of its assets in below investment grade MBS. The Staff requests we add a prominent risk disclosure regarding the liquidity risk associated with this type of investment in the fund summary and full prospectus discussions of the fund’s principal investment risks.

R:

The risks associated with investing in below investment grade securities is disclosed under “Issuer-Specific Change” in both the Fund Summary and Investment Details sections of the prospectus.  In response to the Staff’s comment, we have also included the underlined disclosure below from the Investment Details section in the Fund Summary section.

“Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell. Lower-quality debt securities can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price, and often are considered to be speculative.”

42)

Fidelity Real Estate Income Fund, Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests a separate risk for junk bonds, if junk bonds will be a significant part of the portfolio.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer−Speciﬁc Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

43)

Fidelity Convertible Securities Fund, Fidelity Canada Fund, Fidelity Asset Manager 20%, Fidelity Advisor Biotechnology Fund, Fidelity Advisor Communications Equipment Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Financial Services Fund, Fidelity Advisor Health Care Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Semiconductors Fund, Fidelity Advisor Technology Fund, and Fidelity Advisor Utilities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add a market capitalization policy for each fund and add corresponding risks if any fund includes small or mid-cap stocks in the policy.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

44)

Fidelity Convertible Securities Fund and Fidelity Short Duration High Income Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests a separate risk for junk bonds, if junk bonds will be a significant part of the portfolio.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

45)

 Convertible Securities Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Convertible securities are bonds, preferred stocks, and other securities that pay interest or dividends and are convertible into common stocks or its equivalent value. Convertible securities generally have less potential for gain or loss than common stocks. In general, a convertible security performs more like a stock when the underlying stock's price is high (because it is assumed that it will be converted into the stock) and more like a bond when the underlying stock's price is low (because it is assumed that it will mature without being converted). Securities that are convertible other than at the option of the holder generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder.”

C:

The Staff requests we explain whether the fund will invest in contingent convertible securities and, if so, provide a separate principal security type. Also, add a separate corresponding risk.

R:

Investing in contingent convertible securities is not a principal investment strategy for the fund. Accordingly, we have not modified the disclosure.

46)

Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Europe Fund, Fidelity Japan Fund, Fidelity Latin America Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff inquired as to how it is determined that an investment is tied economically to each fund’s respective country or region.

R:

The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed in each fund’s prospectus under the heading, “Country or Geographic Region.” In the funds’ SAI, we also disclose the following information:

“Country or Geographic Region.  Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.”

47)

Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Latin America Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Canada Fund:

“Investing up to 35% of total assets in any industry that accounts for more than 20% of the Canadian market.”

C:

The Staff questions whether each fund currently concentrates in any industry and, if so, requests we disclose here and add corresponding risks.

R:

 We understand that it is the position of the Staff that investment of more than 25 percent of a fund’s assets in any one industry represents concentration.  The funds above do not invest more than 25 percent of assets in the securities of companies whose principal business activities are in the same industry.

48)

Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Europe Fund, Fidelity Japan Fund, Fidelity Latin America Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

Example from Fidelity Canada Fund:

“Geographic Concentration in Canada.  Because the fund concentrates its investments in Canada, the fund's performance is expected to be closely tied to social, political, and economic conditions within Canada and to be more volatile than the performance of more geographically diversified funds. In addition, because the fund may invest a significant percentage of assets in certain industries, the fund's performance could be affected to the extent that the particular industry or industries in which the fund invests are sensitive to adverse social, political, economic, currency, or regulatory developments.”

C:

The Staff requests that we provide specific risk of investing in each fund’s respective country or region.

R:

The disclosure at issue summarizes the risks potentially faced by a fund that concentrates its investments in a particular country or region, as compared with funds that are more geographically diverse. Additional disclosure about unique risks specific to each fund’s respective country or region is appropriately located in the “Investment Details” section under the heading, “Special Considerations regarding Canada” or the respective section in each fund’s prospectus.

49)

Fidelity China Region Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Geographic Concentration in the China Region.  Because the fund concentrates its investments in the China region, the fund's performance is expected to be closely tied to social, political, and economic conditions within the China region and to be more volatile than the performance of more geographically diversified funds. In addition, because the fund may invest a significant percentage of assets in certain industries, the fund's performance could be affected to the extent that the particular industry or industries in which the fund invests are sensitive to adverse social, political, economic, currency, or regulatory developments.”

C:

The Staff requests we disclose that many of the countries in this region are emerging markets countries and add separate emerging markets risk disclosure.

R:

In response to the Staff’s comment we will include the following risk disclosure:

“Foreign and Emerging Market Risk.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

50)

Fidelity Worldwide Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes that the fund’s name includes “world” and requests a description of how the fund will invest in assets tied economically to a number of countries throughout the world, per Investment Company Act Release No. 24828, footnote 42, dated January 17, 2001.

R:

We understand that the Staff takes the position that the term “world” connotes diversification among investments in a number of different countries throughout the world, and while the term “world” does not trigger application of Rule 35d-1, the Staff would expect funds using “world” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe the fund’s current disclosure, which provides that FMR invests the fund’s assets in securities issued throughout the world and normally allocates the fund’s investments across different countries and regions, is consistent with the Staff’s position. The number of different countries represented by a fund’s holdings may vary from time to time. We believe the fund’s policies are consistent with the Staff’s current position on the term “world” as set forth in the Name Test Rule Adopting Release and accordingly have not modified disclosure.

51)

Fidelity Global Commodity Stock Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff notes that Commodity-Linked Investing is a principal risk but non-principal strategy and asks that we address this inconsistency.

R:

Commodity-linked derivatives are not a principal investment strategy of the fund.  The fund may invest in commodity-linked instruments as part of its disclosed non-principal investment strategy with respect to derivative instruments. Given the description of derivatives usage above, we believe it is helpful to shareholders to include a description of commodity-linked derivative instruments.

52)

Fidelity Strategic Dividend & Income Fund and Fidelity Strategic Real Return Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add master limited partnerships disclosure in the “Principal Investment Risks” section in the “Fund Summary”.

R:

Although the funds may invest in master limited partnerships, such investments are not principal risks of the fund. As a result, the funds believe that their current risk disclosure is appropriate.

53)

Fidelity Strategic Real Return Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s credit quality and maturity policy.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular credit quality or maturity. Accordingly, we have not modified disclosure.

54)

Fidelity Advisor Mortgage Securities Fund

Investment Policies and Limitations” (SAI)

“For purposes of Fidelity Advisor® Mortgage Securities Fund's concentration limitation discussed above, the fund has been advised that the Staff of the Securities and Exchange Commission (SEC) does not consider proprietary strips of securities issued by the U.S. Government or its agencies or instrumentalities, and privately sponsored collateralized mortgage obligations (CMOs) backed by the U.S. Government or its agencies or instrumentalities to be U.S. Government securities. If the fund concludes that, under applicable legal principles, any of these securities is a U.S. Government security, it will exclude the security from the concentration limitation.”

C:

The Staff requests we delete the last sentence underlined above. The Staff also would like us to add a policy to concentrate in mortgages and/or real estate.

R:

We will delete the underlined sentence from the disclosure. We understand that it is the position of the Staff that investment of more than 25 percent of a fund’s assets in any one industry represents concentration.  Because the fund does not invest more than 25 percent of its assets (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) in the securities of companies whose principal business activities are in the same industry, it is not concentrated.

55)

Fidelity Asset Manager 20%

C:

The Staff requests we explain why inclusion of 20% in the fund’s name does not imply that the fund is seeking annual performance of 20%.

R:

We believe that the fund’s principal investment strategies of “[m]aintaining a neutral mix over time of 20% of assets in stocks, 50% of assets in bonds, and 30% of assets in short-term and money market instruments” (emphasis added) and “allocating the fund’s assets among three main asset classes”, present an accurate overview of the fund’s investment policies and clearly define the terms used in the fund’s name. We note that footnote 43 to the adopting release for Rule 35d-1 states that “an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies in the prospectus.” Because the principal investment strategies disclosure clearly defines “Asset Manager” and “20%”, we believe that the fund’s name is consistent with Section 35(d) of the 1940 Act.

56)

Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%

“Investment Details” (prospectus)

“Principal Investment Risks”

“Commodity-Linked Investing. The performance of commodities, commodity-linked swaps, futures, notes, and other commodity-related investments may depend on the performance of individual commodities and the overall commodities markets and on other factors that affect the value of commodities, including weather, political, tax, and other regulatory and market developments. Commodity-linked instruments may be leveraged. For example, the price of a three-times leveraged commodity-linked note may change by a magnitude of three for every percentage change (positive or negative) in the value of the underlying index. Commodity-linked investments may be hybrid instruments that can have substantial risk of loss with respect to both principal and interest. Commodity-linked investments may be more volatile and less liquid than the underlying commodity, instruments, or measures, and may be subject to the credit risks associated with the issuer or counterparty. As a result, returns of commodity-linked investments may deviate significantly from the return of the underlying commodity, instruments, or measures. In addition, the regulatory and tax environment for commodity linked derivative instruments is evolving, and changes in the regulation or taxation of such investments may have a material adverse impact on the fund.”

C:

The Staff requests we add a corresponding risk in the “Fund Summary” section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in commodities, but rather invest in underlying funds that may have exposure to such securities or instruments, we respectfully decline to include this risk disclosure in the “Fund Summary” section.

57)

Fidelity Advisor Semiconductors Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies principally engaged in the design, manufacture, or sale of electronic components; equipment vendors to electronic component manufacturers; electronic component distributors; and electronic instruments and electronic systems vendors.”

C:

The Staff requests we revise the 80% policy as the fund should be investing 80% in semiconductors.

R:

The fund currently operates under an investment policy of investing primarily in companies engaged in specified activities that are suggested by its name. The fund’s “invest primarily” policy is a fundamental policy that can only be changed after approval by the fund’s shareholders.

The fund sought shareholder approval to eliminate its “invest primarily” policy at a shareholder meeting held on December 8, 2017, which was subsequently adjourned.  In addition, the fund communicated to shareholders that, if this proposal was approved, the fund would revise its investment policies so that it normally invests at least 80% of its assets in securities of companies principally engaged in the design, manufacture, or sale of semiconductors and semiconductor equipment.  Shareholders did not approve this proposal at their meeting.  As a result, the fund is required to operate under its existing “invest primarily” policy and related 80% test.

To the extent that the fund holds a shareholder meeting in the future, the fund will submit to shareholders a proposal to eliminate its existing “invest primarily” policy and approve changes similar to those proposed to shareholders at the December 8, 2017 meeting.

58)

Fidelity Advisor Semiconductors Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Electronics Industry Concentration.  The electronics industry can be significantly affected by rapid obsolescence, intense competition, and global demand.”

C:

The Staff requests we revise the disclosure to “Semiconductors” Industry Concentration.

R:

The fund is unable to implement this comment for the reasons discussed in its response to Comment 57.

59)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

“For purposes of the fund's concentration limitation discussed above, SelectCo may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities.”

C:

The Staff requests we change “plurality of” to “majority of” and change “related to” to either “derived from” or “committed to”.

R:

The funds believe that their definition of “principally engaged” is reasonable and respectfully decline to implement the proposed change.

60)

Fidelity Advisor Semiconductors Fund

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the business activities having the specific characteristics denoted by the fund.”

C:

The Staff requests we revise the policy to read “the semiconductors industry.”

R:

The fund is unable to implement this comment for the reasons discussed in its response to Comment 57.

61)

Fidelity Advisor Biotechnology Fund, Fidelity Advisor Communications Equipment Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Semiconductors Fund, Fidelity Advisor Technology Fund, and Fidelity Advisor Utilities Fund

“Investment Policies and Limitations” (SAI)

“Diversification”

“In order to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.

Subchapter M generally requires a fund to invest no more than 25% of its total assets in securities of any one issuer or in the securities of certain publicly-traded partnerships and to invest at least 50% of its total assets so that (a) no more than 5% of the fund's total assets are invested in securities of any one issuer, and (b) the fund does not hold more than 10% of the outstanding voting securities of that issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other regulated investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.”

C:

The Staff requests we explain how the diversification policy is consistent with each fund’s disclosure in the prospectus that the fund is considered non-diversified.

R:

Each fund is subject to diversification classification requirements under the Investment Company Act of 1940 and diversification limits imposed by the Internal Revenue Code for it to qualify for certain tax treatment as a regulated investment company.  Each fund believes that it is not inconsistent for it to be classified as non-diversified under the Investment Company Act of 1940 and still meet the diversification limits of the Internal Revenue Code.

62)

Fidelity Advisor Mortgage Securities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in investment-grade mortgage-related securities (those of medium and high quality) and repurchase agreements for those securities.”

C:

The Staff questions what percentage of the fund’s net assets is invested in below investment grade mortgage‐backed securities. The Staff also requests we explain whether the fund considers these securities to be liquid and, if so, why.

R:

Information regarding the holdings of the fund is publicly available on the fund’s website, institutional.fidelity.com. As of July 31, 2018, 99.32% of the fund was invested in U.S. Government securities. The fund, like all Fidelity funds, is subject to Board approved liquidity determination procedures and all of its investments are categorized consistent therewith.

63)

Fidelity Advisor Mortgage Securities Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a specific mortgage risk.

R:

The risks associated with investing in mortgage securities are already disclosed in the current risk disclosures in the Fund Summary and Fund Basics section.  We believe that adding a separately titled mortgage securities risk would be duplicative of the existing disclosures.  Therefore, we have not modified the disclosure.

64)

 Advisor Strategic Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using a neutral mix of approximately 45% high yield, 25% U.S. Government and investment-grade, 15% emerging markets, and 15% foreign developed markets.”

C:

Since high yield bonds may represent up to 45% of the portfolio, the Staff requests we add a separate risk for junk bonds.

R:

We believe that the risks associated with investing in lower-quality debt securities are described in “Principal Investment Risks/Issuer - Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.